Exhibit 10.1
AMENDMENT TO NOVEMBER 1, 2004 EMPLOYMENT AGREEMENT
BETWEEN RETAIL VENTURES, INC.
AND HEYWOOD WILANSKY
This amendment to the Employment Agreement dated November 1, 2004 (“Agreement”) between Retail Ventures, Inc. (“Company”) and Heywood Wilansky (“Executive”) is effective as of this 9th day of December, 2008.
RECITALS
     WHEREAS, the Company and the Executive previously entered into the Agreement for the purposes therein described; and
     WHEREAS, pursuant to the terms of the Agreement, the Company timely notified the Executive of its intention that the term of the Agreement not be extended and the Company and the Executive each acknowledge that the Agreement and the Executive’s employment thereunder shall terminate on January 31, 2009; and
     WHEREAS, the Company and the Executive desire to amend the Agreement for the purpose of complying with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and to provide the Executive with certain protections in the event of a violation of Section 409A; and
     WHEREAS, the Company and the Executive further desire to amend the Agreement to describe the payments to which the Executive is entitled upon termination of the Agreement and his employment thereunder.
AMENDMENT
     NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.	Section 1 of the Agreement is hereby deleted in its entirety and the following is substituted therefor:

This Agreement originally became effective on November 1, 2004 and shall terminate on January 31, 2009, the end of the Company’s 2008 fiscal year (the “Termination Date”). The Executive agrees that the Company timely provided notice of its intent to terminate the Agreement pursuant to its terms in effect prior to this amendment.

2.	Section 5 of the Agreement is hereby deleted in its entirety and the following is substituted therefor:

Section 5. Termination and Related Benefits.
(a) Payments/Benefits. The Executive’s employment hereunder shall terminate on the Termination Date and, beginning on the Termination Date, the Executive shall be entitled to the following payments and benefits: (1) continuation of the Executive’s base salary as in effect immediately prior to the Termination Date for a period of 18 months following the Termination Date, which shall be paid in equal monthly installments in accordance with the Company’s payroll practices for executive employees; (2) reimbursement of the Executive’s cost of maintaining continuing health care coverage for a period of no more than 18 months following the Termination Date; provided, however, that health insurance reimbursements shall cease upon the Executive’s becoming eligible for similar coverage under another benefit plan; and further provided that the amount of this reimbursement will not be larger than the sum of the premiums the Executive would have incurred under COBRA to maintain coverage for 18 months under the Company’s plan in which he was participating (and at the same level he was participating) immediately prior to the Termination Date; (3) a payment of $25,000 for continuing health insurance benefits; (4) a Company discount card as provided to retirees by the Company; and (5) any SARs and Units that would have vested during the three months following the Termination Date shall vest on the date they would have so vested and any SARs and Units that remain unvested at the conclusion of such three months shall be forfeited. All existing Company equity other than SARs and Units shall be governed by the Stock Incentive Plan and the applicable award agreements thereunder.
(b) Definition of Termination. For purposes of this Agreement, any reference to the Executive’s “termination” shall mean the Executive’s “separation from service”, within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”), from the Company and all entities that, along with the Company, are treated as a single employer under Sections 414(b) and (c) of the Code.
(c) Six-Month Payment Delay. Notwithstanding the foregoing, if Executive is a “specified employee” of the Company within the meaning of Section 409A of the Code and as determined under the Company’s policy for determining specified employees, on the Termination Date, and the Executive is entitled to a payment and/or a benefit under this Agreement that is required to be delayed pursuant to Section 409A(a)(2) of the Code, then such payment or benefit shall not be paid or provided (or begin to be paid or provided) until the first business day of the seventh month following the Termination Date (or, if earlier, the Executive’s death). The first payment that can be made following such postponement period shall include the cumulative amount of any payments or benefits that could not be paid or provided during such postponement period due to the application of Section 409A(a)(2)(B)(i) of the Code.

(d) No Other Benefits. The Executive agrees that the payments and benefits described in this Section 5 are in lieu of any payments or benefits to which the Executive may have been entitled under the terms of the Agreement.
3.	Section 7 of the Agreement is hereby amended by adding the following to the end thereof:

Notwithstanding anything to the contrary, the failure of the Executive to execute the release described in this Section 7 shall not otherwise cause any payment made pursuant to this Agreement to be delayed beyond the date on which such payment was originally scheduled to occur; provided, however, that if the Executive fails to execute the release described in this Section 7, the Executive shall return any payments made pursuant to this Agreement to the Company within five business days.

4.	New Section 9.8 is hereby added to the Agreement as follows:

Any costs of arbitration (including attorneys’ fees) being reimbursed pursuant to this Section 9 must relate to a claim brought during the lifetime of the Executive with respect to an alleged breach of any obligation of the Company under this Agreement and shall be subject to the following: (1) the amount eligible for reimbursement during any taxable year of the Executive may not affect the amount eligible for reimbursement in any other taxable year of the Executive; (2) any reimbursement must be made on or before the last day of the Executive’s taxable year following the taxable year in which the cost was incurred; and (3) the right to reimbursement for such costs is not subject to liquidation or exchange for another benefit.

5.	New Section 10.10 is hereby added to the Agreement as follows:

This Agreement (including this amendment thereto) is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and, to the maximum extent permitted by law, shall be operated, administered and interpreted consistent with this intent. The Company may accelerate the time or schedule of payments or benefits at any time this Agreement fails to meet the requirements of Section 409A. Such payment may not exceed the amount required to be included in income as a result of the failure to comply with Section 409A. In addition, in the event that this Agreement fails to comply with the requirements of Section 409A, the Company shall reimburse the Executive for any additional income taxes, interest and penalties arising under Section 409A as a result of such violation, including any additional taxes resulting from such reimbursement, so that, following such reimbursement, the Executive is in the same economic position as he would have been had no violation occurred. Any reimbursement pursuant to this Section 10.10 shall be made no later than December 31 of the calendar year of the Executive in which he remits the taxes being reimbursed.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

RETAIL VENTURES, INC.	/s/ Heywood Wilansky
Heywood Wilansky

By:
Its: